EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Income/(Loss) to Fixed Charges

For the Years Ended December 31, 2003, 2002, 2001, 2000, and 1999

	2003	2002	2001	2000	1999
Net income/(loss)	$2,649,822	$(4,516,685)	$(11,880,733)	$-	$-
Add: Fixed charges	617,143	968,217	2,182,800	3,584,361	3,008,729

Income/(loss) available for fixed
charges	$3,266,965	$(3,548,468)	$(9,697,933)	$3,584,361	$3,008,729

Fixed charges:
Interest on all debt	$617,143	$968,217	$2,182,800	$3,584,361	$3,008,729

Total fixed charges	$617,143	$968,217	$2,182,800	$3,584,361	$3,008,729

Ratio of income/(loss) to fixed charges	5.29	*	*	1.00	1.00

Deficiency	$0.00	$4,516,685	$11,880,733	$0.00	$0.00

*Earnings inadequate to cover fixed charges.